                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                              KEMET Corporation
                              -----------------
                               (Name of Issuer)


                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)


                                 488360 10 8
                                --------------
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  488360 10 8                    13G               Page 2 of __ Pages
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--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fiduciary Capital Pension Partners, L.P.

      86-0653603
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     23,056
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     23,056
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      23,056
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      0.06%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


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
Item 1(a)

Name of Issuer-. . . . . . . . . . . .  KEMET Corporation


Item 1(b)

Address of Issuer's                     P.O. Box 5928
  Principal Executive                   Highway 385, S.E.
  Offices- . . . . . . . . . . . . . .  Greenville, South Carolina 29606


Item 2(a)

Name of Person Filing- . . . . . . . .  Fiduciary Capital Pension Partners, L.P.


Item 2(b)

Address of Principal
  Business Office or,                   410 17th Street, Suite 400
  if none, Residence-  . . . . . . . .  Denver, Colorado 80202


Item 2(c)

Citizenship- . . . . . . . . . . . . .  USA (a Delaware limited partnership)


Item 2(d)

Title of Class of Securities-. . . . .  Common Stock


Item 2(e)

CUSIP Number-. . . . . . . . . . . . .  488360 10 8





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Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)     [ ]     Broker or Dealer registered under Section 15 of the Act
        (b)     [ ]     Bank as defined in section 3(a)(6) of the Act
        (c)     [ ]     Insurance Company as defined in section 3(a)(19) of the
                        act
        (d)     [ ]     Investment Company registered under section 8 of the
                        Investment Company Act
        (e)     [ ]     Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940
        (f)     [ ]     Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see section
                        240.13d-1(b)(l)(ii)(F)
        (g)     [ ]     Parent Holding Company, in accordance with section
                        240.13d-1(b)(ii)(G) (Note: See Item 7)
        (h)     [X]     Group, in accordance with section
                        240.13d-1(b)(l)(ii)(H)

Item 4(a)

Amount beneficially owned- ............ 23,056

Item 4(b)

Percent of Class-......................   0.06%

Item 4(c)

Number of shares as to which
  such person has:

        (i)     sole power to vote
                or direct the vote..... 23,056

        (ii)    shared power to vote
                or direct the vote..... Not applicable.







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        (iii)  sole power to dispose
               or to direct the
               disposition of............23,056

        (iv)   shared power to dispose
               or to direct the
               disposition of............Not applicable.


Item 5

Not applicable.


Item 6

Not applicable.


Item 7

Not applicable.


Item 8

The Reporting Person entered into a Voting Agreement dated June 15, 1992. The Voting Agreement requires the entities and persons named in the attached Exhibit A, who are stockholders of the issuer, to vote their shares for directors who are representatives of the parties to the Voting Agreement. Therefore, the parties to the Voting Agreement may be deemed members of a "Group" pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. The Reporting Person has sole voting power and dispositive power over its own shares and has no voting power or dispositive power over the shares of any other member of the "Group". The Reporting Person believes the percent of class owned beneficially by all members of the "Group" is 27.27%.


Item 9

Not applicable.




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Item 10

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               FIDUCIARY CAPITAL PENSION
                                               PARTNERS, L.P.

                                               By:  FCM Fiduciary Capital
                                                    Management Company,
                                                    Managing General Partner


                                               By:  /s/ Donald R. Jackson
                                                    Donald R. Jackson
                                                    Chief Financial Officer

Date: February 11, 1997




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                                   EXHIBIT A



The members of the group, whose aggregate ownership is deemed to exceed 5% as a result of the Voting Agreement, are listed below:



KEMET Corporation
Citicorp Venture Capital, Ltd.
Fiduciary Capital Partners, L.P.
Fiduciary Capital Pension Partners, L.P.
David E. Maguire
Charles E. Volpe
James J. Jerozal
Glenn H. Spears
John Piper
Kenneth L. Martin
D. Ray Cash
Brian G. Hawthornthwaite
Donald A. Adams
Bernd K. Scheumann
Donald J. Poinsette
Robert A. Taylor, Jr.
Harris L. Crowley, Jr.
Edwin H. Bost




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